Exhibit 99.1

RRSAT PROVIDES PLAYOUT AND DISTRIBUTION SERVICES FOR
LOCALIZED MTV ISRAEL TO ANANEY COMMUNICATIONS
RRsat’s Services Give Nearly 2 Million Israelis Access to MTV Israel

RE'EM, Israel – February 4, 2011 –RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today that it has begun working with Ananey Communications to provide playout and distribution services for the localized MTV Israel channel. This service is in addition to the already existing playout and distribution services provided to Ananey Communications, which operates localized Comedy Central and Nickelodeon services in Israel under license on behalf of MTV Networks International.

RRsat is responsible for the playout of MTV Israel, uplink to the YES direct-to-home (DTH) satellite TV platform with 1.5 million viewers and for the fiber delivery to the Israeli cable provider HOT with 900,000 viewers. The new channel will provide its target youth audience with international music and entertainment series such as Jersey Shore, The Hard Times of RJ Berger, Punk’d and Pimp My Ride.

The playout services being provided by RRsat include archiving and backup, audio and video editing, re-encoding, dubbing, subtitle insertion, graphic overlay, QC.

“We are thrilled to be involved with granting Israelis access to the MTV’s exciting content,” said Lior Rival, Vice President, Sales and Marketing of RRsat. “ MTV Israel joins the more than 130 TV channels being played out from RRsat Playout Center’s state-of-the-art automated, high capacity, 24/7 facility including Fashion TV, KidsCo, BollywoodHD, BABY TV, BABY First TV, and more.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.